UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 20, 2022
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED – NOTICE OF ANNUAL GENERAL
MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE

NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the 78th Annual General Meeting of AngloGold Ashanti (AGM) will be conducted entirely by electronic communication on Monday, 16 May 2022 at 13:00 (SA time) as fully detailed in the Notice.

Kindly note the following salient details:
Issuer name AngloGold Ashanti Limited
Type of instrument Ordinary shares
ISIN number ZAE000043485
JSE code ANG
Meeting type Annual General Meeting
Meeting venue
Electronic Communication
Record date – to determine which shareholders
are entitled to receive the Notice of meeting
Friday, 1 April 2022
Publication/posting date Thursday, 14 April 2022
Last day to trade – Last day to trade to
determine eligible shareholders that may attend,
speak and vote at the Meeting
Tuesday, 3 May 2022
Record date to determine eligible shareholders
that may attend, speak and vote at the Meeting
Friday, 6 May 2022
Meeting deadline date (For administrative
purposes, forms of proxy for the meeting to be
lodged
Thursday, 12 May 2022 by 13:00 (SA time)
Meeting date Monday, 16 May 2022 at 13:00 (SA time)
Publication of results Tuesday, 17 May 2022
Web site link
https://www.anglogoldashanti.com/investors/reporting/
annual-reports/

20 April 2022
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

Contacts
Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Chipo Mrara
+27 11 637 6012/+27 60 571 0797
camrara@anglogoldashanti.com
General
inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022
By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary
AngloGold Ashanti Limited